

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Subscription Agreement (this "*Agreement*") is entered into as of date below of the mutual execution of this Agreement (the "*Effective Date*"), by and between Niftify I, a series of Wefunder SPV, LLC (the "LLC") a limited liability company organized under the laws of the state of Delaware (the "*Subscriber*"), Niftify Holding Corp., a Delaware corporation (the "*Company*").

WHEREAS, the undersigned Subscriber understands that the Company is conducting an offering (the "*Offering*") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "S*ecurities Act*") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "*Portal*") website, as the same may be amended from time to time (the "*Form C*") and the Offering Statement, which is included therein (the "*Offering Statement*"). The Company is offering to both accredited and non-accredited investors up to 369,722 shares of its Series Seed Preferred Stock, $0.00001 par value per Share (each a "*Share*" and, collectively, the "*Shares*" or "*Securities*") at a purchase price of $2.0015 per Share (the "*Purchase Price*"). The authority for such shares can be found at the Company's *Amended and Restated Certificate of Incorporation* ("*COI*"). The minimum amount or target amount to be raised in the Offering is $50,001.47 (the "*Target Offering Amount*") and the maximum amount to be raised in the Offering is $739,998.58 (the "*Maximum Offering Amoun*t"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "*SEC*") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering.



Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

WHEREAS, capitalized terms not otherwise defined in this Agreement shall have the meanings given in the Charter or the Company's bylaws (the "**Bylaws**").

NOW THEREFORE, in consideration for the mutual promises, covenants and conditions set forth in this Agreement, the parties agree as follows:

1. Purchase of the Shares.

(a) Purchase Price. Subject to the terms of this Agreement and the Form C and related Offering Statement, the Subscriber hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

(b) Acceptance. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 1(d) hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

(c) Payment. Payment for the Securities shall be received by the Company from the Subscriber by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

(d) Closing. Subject to Section 1(d)(i-iv), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "**Closing Date**").



<u>Closing Conditions</u>: The Closing is conditioned upon satisfaction of all the following:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 3 hereof and of the Subscriber contained in Section 2 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

Following the Closing, the obligations of the Subscriber shall be irrevocable.

(e) <u>Termination of the Offering; Other Offerings</u>. The Subscriber understands that the Company may terminate the Offering at any time. The Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. <u>Representations and Warranties of the Subscriber.</u> The Subscriber represents and warrants to the Company that the statements contained in the following paragraphs of this Section 2 are true and correct as of the Effective Date:

a) <u>Enforceability; Reliance; Survival.</u> The performance of all obligations of the Subscriber required by this Agreement will constitute valid and legally binding obligations of the Subscriber, enforceable against the Subscriber in accordance with their terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally. The representations, warranties, agreements, undertakings and acknowledgments made by the Subscriber in this Section 2 are made with the intent that they be relied upon by the Company in determining the Subscriber's suitability as a purchaser of the Shares, and shall survive indefinitely.



(b) <u>Authority.</u> The Subscriber has the legal capacity and all requisite authority to enter into and perform its obligations under this Agreement.

(c) <u>Knowledge and Experience.</u> The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the purchase of the Shares described in this Agreement and is capable of protecting the Subscriber's interest in connection with the Subscriber's purchase of the Shares. The Subscriber has conducted, and is relying exclusively on, the Subscriber's own investigation and review of the Company and its current and proposed business, management, properties and financial condition and the terms and conditions of this Agreement. The Subscriber has been advised to consult with the Subscriber's own attorney and tax and financial advisors regarding legal matters concerning an investment in the Company and the tax and financial consequences of such investment and is not relying on the Company or any Affiliate with respect to such matters. The Subscriber is thoroughly familiar with all such matters. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Subscriber has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(d) <u>Nature of Investment</u>.

(i) The Subscriber recognizes that an investment in the Shares is speculative and involves substantial risk, including the risk that the Subscriber may lose all amounts subscribed. The Subscriber understands all of the risks of the Subscriber's proposed purchase of Shares. The Subscriber understands and accepts that the purchase of the Shares includes the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Subscriber has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(ii) The Subscriber's overall commitment to investments that are not readily marketable is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber has adequate means of providing for the Subscriber's financial requirements, both current and anticipated, and has no need for liquidity in this investment. The Subscriber can bear and is willing to accept the economic risk of losing the Subscriber's entire investment in the Shares. The Subscriber acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by the Company or any other



person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(iii) The Subscriber is purchasing the Shares with the Subscriber's own funds, for the Subscriber's own account. The Subscriber understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Subscriber to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(iv) Including the amount set forth on the signature page hereto, in the past 12-month period, the Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Furthermore, the Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(v) The Subscriber understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Subscriber may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom, or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Shares for an indefinite period of time. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(vi) The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the



Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Shares. The Subscriber acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the Subscriber's authority or suitability to invest in the Shares.

(e) Purchase Process. The Subscriber has had the opportunity to ask questions of, and receive answers from, the Company and its officers, directors and employees concerning the Company, the creation or operation of the Company and the terms and conditions of the offering of the Shares, and to obtain any additional information deemed necessary. The Subscriber has been provided with all materials and information requested by the Subscriber or the Subscriber's representatives.

(f) Terminating Offering. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber.

(f) No Representations Made. Neither the Company nor any director, officer, employee, agent or Affiliate of the Company has represented, guaranteed, or warranted any of the following: (i) the appropriate or exact length of time that the Subscriber will be required to hold the Shares; (ii) the percentage of profit and/or amount or type of consideration, profit, or loss to be realized, if any, as a result of an investment in the Shares, or the amount of dividends or distributions the Company will make, if any; (iii) the value of the Shares; (iv) that it is advisable to invest in the Company or to purchase the Shares; or (v) that past performance or experience of the Company, or its respective principals, advisors, Affiliates, or employees, will indicate or predict the Company's economic results.

(g) Bring Down. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before the Closing, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Subscriber.

(h) International Persons. If the members of the undersigned are not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents and warrants to the Company that it has satisfied itself as to the



full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(i) <u>High Risk Investment</u>. *THE SUBSCRIBER UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK*. The Subscriber acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Subscriber are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Subscriber has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

3. <u>Representations and Warranties of the Company.</u> The Company hereby represents and warrants to the Subscriber that the statements contained in the following paragraphs of this Section 3 are all true and correct as of the Effective Date

(a) <u>Organization, Good Standing and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and corporate authority required to carry on its business as presently conducted and as presently proposed to be conducted.

(b) <u>Enforceability.</u> The performance of all the obligations of the Company required by this Agreement will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and other laws of general application affecting enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies..

(c) <u>Authority.</u> All corporate action required to be taken by the Board of Directors of the Company (the "***Board***") and the Company's stockholders in order to authorize the Company to



enter into this Agreement and to issue the Shares as contemplated herein has been taken. All action on the part of the officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations hereunder and the issuance and delivery of the Shares has been taken.

(d) <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the COI and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(e) <u>No Conflict</u>. The execution, delivery, and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's COI and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f) <u>Governmental Consents and Filings.</u> Assuming the accuracy of the representations made by the Subscriber in Section 2 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation CF of the Act and applicable state securities laws, which have been made or will be made in a timely manner.

(g) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company, or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company, as applicable, or that could otherwise materially impact the Company.

(h) <u>Intellectual Property.</u> The Company, directly or through its subsidiaries, owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently



proposed to be conducted without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "***Intellectual Property***") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other Person.

4.   <u>Investor Rights</u>. The Company will furnish the accompanying rights pertaining to the Shares to the Subscriber:

(a) <u>Information Rights</u>. For so long as Subscriber continues to beneficially own at least 500,000 shares of Series Seed Preferred Stock, the Company shall deliver to such Subscriber:

(i) as soon as practicable, but in any event within one hundred and twenty (120) days after the end of each fiscal year of the Company, an income statement for such fiscal year and a balance sheet as of the end of such year in reasonable detail, and such financial statements may be unaudited unless the Company has completed an audit of such financial statements prior to the date of delivery; and

(ii) as soon as practicable, but in any event within forty-five (45) days after the end of each of quarter of each fiscal year of the Company, an unaudited consolidated income statement, statement of cash flows for such fiscal quarter and an unaudited consolidated balance sheet as of the end of such fiscal quarter;

provided, however, that the Company shall not be obligated under this Section 4(a) to provide information that it deems in good faith to be a trade secret or similar confidential information, and provided further that the Company may require such Subscriber to execute a confidentiality and nondisclosure agreement prior to disclosure of any such information.

(b) <u>Anti-Dilution</u>. The Subscriber acknowledges and agrees that the anti-dilution provisions as set forth in the COI shall apply to the issued and outstanding shares of Series Seed Preferred Stock held by the Subscriber, and such provisions are explicitly incorporated herein by reference into this Agreement.



(c) <u>Liquidation Preference</u>. The Company acknowledges and agrees that the liquidation preference provisions as set forth in the COI shall apply to the issued and outstanding shares of Series Seed Preferred Stock held by the Subscriber, and such provisions are incorporated herein by reference into this Agreement.

(d) <u>Voting</u>. Subscriber, as holder of Series Seed Preferred Stock, hereby agrees on behalf of itself and any transferee of any such shares of Series Seed Preferred Stock to hold all of the shares of Series Seed Preferred Stock registered in its name (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution for such securities and any other voting securities of the Company subsequently acquired by such Investor) (hereinafter collectively referred to as the "***Subscriber Shares***") subject to, and to vote the Subscriber Shares at regular or special meetings of stockholders and to give written consent with respect to such Subscriber Shares in accordance with, the terms of this Section 2 of this Agreement.

5. <u>"Market Standoff" Agreement</u>. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Subscriber (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

6. <u>Indemnification</u>. The Subscriber agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Subscriber's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Subscriber's breach of any of the Subscriber's representations and warranties contained herein.

7. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.



8. <u>Applicable Law.</u> This Agreement shall be interpreted in accordance with and any disputes that arise under this Agreement will be governed by the laws of the State of Delaware.

9. <u>Dispute Resolution</u>. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10. <u>Notices</u>. Any notices under this Agreement can be delivered by email to the address: INFO@NIFTIFY.IO for the Company and an email address to be designated by the Subscriber for the Subscriber. Any notice shall be deemed to have been received on the next business day in the place to which it is sent, if sent by email.

11. <u>Entire Agreement</u>. This Agreement constitutes the entire understanding among the parties to this Agreement with respect to the subject matter of this Agreement. This Agreement supersedes all negotiations, prior discussions, preliminary agreements, letters of intent and previous agreements.

12. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

13. <u>Waiver of Jury Trial</u>. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. <u>Severability</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and



effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15. <u>Successors and Assigns.</u> This Agreement shall be binding upon and inure to the benefit of the successors, heirs, personal representatives, donees and permitted assignees of the parties and their estates created in bankruptcy or at death.

16. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

18. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Subscriber and (iii) the death, disability, or discontinuation of the Subscriber.

19. <u>Counterparts.</u> This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

20. <u>Notification of Changes</u>. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Subscription Agreement to be false or incorrect.

[*Remainder of Page Intentionally Left Blank; Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of___[EFFECTIVE DATE]_____.

Number of Shares: ___[SHARES]_____

Aggregate Purchase Price: ___$[AMOUNT]_____

COMPANY:

Niftify Holding Corp.

Founder Signature
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]_____

Investor Signature

By: _____

By:_____

Name:___[INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited